Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

(Unaudited)

BELLUS HEALTH INC.

Periods ended September 30, 2021 and 2020

(In thousands of United States dollars)

Bellus health INC.

Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended September 30, 2021 and 2020

(In thousands of United States dollars)

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statements of Financial Position	1

Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss	2

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	3

Condensed Consolidated Interim Statements of Cash Flows	4

Notes to Condensed Consolidated Interim Financial Statements	5

bellus health INC.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

September 30, 2021 and December 31, 2020

(In thousands of United States dollars)

	September 30,	December 31,
	2021	2020
Assets

Current assets:
Cash and cash equivalents (note 4)	$25,277	$48,889
Short-term investments (note 4)	33,073	49,371
Trade and other receivables	386	325
Research tax credit receivable	994	724
Prepaid expenses and other assets	3,951	3,005
Total current assets	63,681	102,314

Non-current assets:
Right-of-use asset (note 5)	365	501
Other assets	207	198
In-process research and development asset (note 6)	50,100	50,100
Total non-current assets	50,672	50,799
Total Assets	$114,353	$153,113

Liabilities and Shareholders' Equity

Current liabilities:
Trade and other payables	$18,437	$5,495
Lease liability (note 5)	186	156
Total current liabilities	18,623	5,651

Non-current liabilities:
Lease liability (note 5)	208	347
Total non-current liabilities	208	347
Total Liabilities	18,831	5,998

Shareholders' equity:
Share capital (note 7 (a))	575,286	575,286
Other equity (notes 7 (b) (i) and (ii))	36,227	31,360
Deficit	(525,289)	(468,829)
Accumulated other comprehensive income	9,298	9,298
Total Shareholders’ Equity	95,522	147,115
Commitments and contingencies (note 10)
Total Liabilities and Shareholders’ Equity	$114,353	$153,113

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss

(Unaudited)

Periods ended September 30, 2021 and 2020

(in thousands of United States dollars, except per share data)

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2021	2020	2021	2020
Revenues	$4	$3	$12	$11

Expenses:
Research and development	19,260	5,926	47,240	18,498
Research tax credits	(206)	(130)	(537)	(293)
	19,054	5,796	46,703	18,205

General and administrative	3,821	456	10,096	6,657
Total operating expenses	22,875	6,252	56,799	24,862
Loss from operating activities	(22,871)	(6,249)	(56,787)	(24,851)
Finance income	47	547	371	949
Finance costs	(57)	(7)	(44)	(361)
Net finance (costs) income (note 8)	(10)	540	327	588
Net loss for the period	$(22,881)	$(5,709)	$(56,460)	$(24,263)

Loss per share (note 9)
Basic and diluted	$(0.29)	$(0.09)	$(0.72)	$(0.43)

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited)

Periods ended September 30, 2021 and 2020

(in thousands of United States dollars)

				Accumulated
				other
	Share	Other		comprehensive
	capital	equity	Deficit	income	Total
	(note 7 (a))
Balance, December 31, 2020	$575,286	$31,360	$(468,829)	$9,298	$147,115

Total comprehensive loss for the period:
Net loss and comprehensive loss	—	—	(56,460)	—	(56,460)

Total comprehensive loss for the period	—	—	(56,460)	—	(56,460)

Transactions with shareholders, recorded directly
in shareholders’ equity:

Stock-based compensation (note 7 (b) (i))	—	4,867	—	—	4,867

Balance, September 30, 2021	$575,286	$36,227	$(525,289)	$9,298	$95,522

				Accumulated
				other
	Share	Other		comprehensive
	capital	equity	Deficit	income	Total
	(note 7 (a))
Balance, December 31, 2019	$486,401	$26,858	$(433,818)	$9,298	$88,739

Total comprehensive loss for the period:
Net loss and comprehensive loss	—	—	(24,263)	—	(24,263)

Total comprehensive loss for the period	—	—	(24,263)	—	(24,263)

Transactions with shareholders, recorded directly
in shareholders’ equity:

Issued in consideration for acquisition of remaining BLU-5937 Assets (note 6)	47,749	—	(301)	—	47,448

Stock-based compensation (note 7 (b) (i))	—	3,377	—	—	3,377

Issued upon stock options exercise (note 7 (b) (i))	334	(158)	—	—	176

Issued upon broker warrants exercise	552	(131)	—	—	421

Balance, September 30, 2020	$535,036	$29,946	$(458,382)	$9,298	$115,898

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

Periods ended September 30, 2021 and 2020

(in thousands of United States dollars)

	Nine-month periods ended
	September 30,
	2021	2020
Cash flows from operating activities:
Net loss for the period	$(56,460)	$(24,263)
Adjustments for:
Depreciation (note 5)	136	134
Stock-based compensation	4,867	3,377
Loss on lease modification	—	4
Net finance costs (income)	(327)	(588)
Other items	(8)	11
Changes in operating assets and liabilities
Trade and other receivables	(65)	(46)
Research tax credits receivable	(250)	462
Prepaid expenses and other assets	(385)	2,363
Trade and other payables	12,842	(1,378)
	(39,650)	(19,924)

Cash flows from financing activities:
Deferred financing costs	(472)	(136)
Issuance of common shares upon stock options exercise	—	176
Issuance of common shares upon broker warrants exercise	—	421
Lease liability – principal repayments	(136)	(123)
Interest paid	(21)	(16)
	(629)	322

Cash flows from investing activities:
Sales of short-term investments	16,358	66,882
Purchases of short-term investments	—	(12,590)
Acquisition of in-process research and development asset, including transaction costs	—	(836)
Interest received	172	1,234
	16,530	54,690
Net (decrease) increase in cash and cash equivalents	(23,749)	35,088

Cash and cash equivalents, beginning of period	48,889	18,688

Effect of foreign exchange on cash and cash equivalents	137	(212)

Cash and cash equivalents, end of period	$25,277	$53,564

Supplemental cashflow disclosure: Non-cash transactions:
Issuance of common shares in consideration for acquisition of remaining BLU-5937 Assets	$—	$47,749
Ascribed value related to issuance of common shares upon stock options exercise (note 7 (b) (i))	—	158
Ascribed value related to issuance of common shares upon broker warrants exercise	—	131
Value of DSUs in Prepaid expenses (note 7 (b) (ii))	171	121

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended September 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

1.	Reporting entity:

BELLUS Health Inc. (“BELLUS Health” or the “Company”) is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of refractory chronic cough and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of refractory chronic cough and chronic pruritus associated with atopic dermatitis. The Company is domiciled in Canada. The address of the Company’s registered office is 275 Armand-Frappier Blvd., Laval, Quebec, H7V 4A7. BELLUS Health’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”), both under the symbol BLU.

These condensed consolidated interim financial statements include the accounts of BELLUS Health Inc. and its subsidiaries.

The annual consolidated financial statements of the Company as at and for the year ended December 31, 2020 are available on our web site at www.bellushealth.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

2.	Basis of preparation:

(a)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting of International Financial Reporting Standards (“IFRS”). The condensed consolidated interim financial statements do not include all the information required for full annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2020.

These condensed consolidated interim financial statements for the three and nine-month periods ended September 30, 2021 were approved by the Board of Directors on November 10, 2021.

(b)	Use of estimates and judgements (continued):

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The reported amounts and note disclosures reflect management’s best estimates of the most probable set of economic conditions and planned course of actions. Actual results may differ from these estimates.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended September 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

2.	Basis of preparation (continued):

(b)	Use of estimates and judgements:

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2020.

(c)	Functional and presentation currency:

Items included in the condensed consolidated interim financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency). These condensed consolidated interim financial statements are presented in United State dollars ("USD"), which is the Company’s functional and presentation currency for all periods presented.

(d)	COVID-19 pandemic:

The COVID-19 pandemic continues to cause significant financial market and social dislocation. The situation is dynamic with various cities and countries around the world responding in different ways to address the outbreak. Since the Company is considered an “essential service”, its operations in Quebec have not been subject to mandated business closures and, accordingly, disruptions to its business as a result of COVID-19 have been limited thus far. However, the COVID-19 pandemic continues to rapidly evolve and the extent to which it may impact our business will depend on future developments that are highly uncertain. The Company cannot presently predict the scope and severity of any potential business shutdowns or disruptions related to COVID-19, the impact of any new variants nor the impact of the vaccines that are now accessible , but if the Company or any of the third parties with whom it engages, were to experience shutdowns or other business disruptions, its ability to conduct its business in the manner and on the timelines presently planned could be materially and negatively impacted. The Company will continue to monitor developments of the pandemic and continuously assess its potential further impact on its operations to prevent any disruptions to the conduct of its business and clinical trials. In the event of a prolonged continuation of the pandemic, it is not clear what the potential impact may be on the Company's business, financial position and financial performance.

3.	Significant accounting policies and basis of measurement:

The accounting policies and basis of measurement applied in these condensed consolidated interim financial statements are the same as those applied by BELLUS Health in its consolidated financial statements for the year ended December 31, 2020.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended September 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

4.	Cash, cash equivalents and short-term investments:

Cash, cash equivalents and short-term investments consist of cash balances with banks and short-term investments:

	September 30,	December 31,
	2021	2020
Cash balances with banks	$6,171	$5,734
Short-term investments with initial maturities of less than
three months or that can be withdrawn on demand: Savings accounts and term deposits, yielding interest at 0.20%
to 0.40% as at September 30, 2021 (December 31, 2020 – 0.20% to 0.45%)	19,106	43,155
Cash and cash equivalents	25,277	48,889

Short-term investments with initial maturities greater than three months:

Term deposits, yielding interest at 0.23% to 0.43% as at September 30, 2021 (December 31, 2020 – 0.23% to 0.55%)	8,027	20,021
Term deposits issued in CAD (December 31, 2020 – (CAD $5,529), 0.85% to 1.27%)	—	4,341
Bearer deposit notes, yielding interest at 0.16% to 0.22% as at September 30, 2021 (December 31, 2020 – 0.16% to 0.22%)	25,046	25,009
Short-term investments	33,073	49,371

Cash, cash equivalents and short-term investments	$58,350	$98,260

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended September 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

5.	Right-of-use asset and lease liability:

BELLUS Health’s leases are mainly real estate leases for office space.

The Company leases office space in Laval, Quebec, Canada. Its main property lease at that location expires on September 30, 2023.

Right-of-use asset:

Carrying
value
Cost:
Balance as at September 30, 2021 and December 31, 2020	$802

Accumulated depreciation:
Balance as at December 31, 2020	$(301)
Depreciation	(136)
Balance as at September 30, 2021	$(437)

Net carrying value:
Balance as at December 31, 2020	$501
Balance as at September 30, 2021	365

Lease liability:

Carrying
value
Balance as at December 31, 2020	$503

Interest expense	23
Principal repayment	(136)
Foreign exchange loss	4
Balance as at September 30, 2021	$394
Current portion of lease liability	186
Non-current portion of lease liability	$208

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended September 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

5.	Right-of-use asset and lease liability (continued):

Lease liability (continued):

The remaining life of the Company’s property leases as of September 30, 2021 is 2.0 years.

Lease payments were discounted using an incremental borrowing rate of 5%.

Minimum annual payments under the non-cancelable leases, undiscounted, are as follows:

Years ending December 31,
2021 (remainder of the year)	$51
2022	207
2023 and after	162
$420

6.	In-process research and development asset:

As at September 30, 2021, the aggregate carrying value of the in-process research and development (“IPR&D”) asset related to BLU-5937 amounted to $50,100 ($50,100 as at December 31, 2020). The IPR&D asset related to BLU-5937 is accounted for as an indefinite-life intangible asset until the project, currently in its clinical phase, is completed or abandoned, at which point it will be amortized or impaired, respectively.

7.	Shareholders’ equity:

(a)	Share capital:

Changes in issued and outstanding common shares for the nine-month periods ended September 30, 2021 and 2020 were as follows:

	Number	Dollars
Balance, September 30, 2021 and December 31, 2020	78,337,361	$575,286

	Number	Dollars
Balance, December 31, 2019	55,378,660	$486,401

Issued in consideration for acquisition of remaining BLU-5937 Assets	4,770,000	47,749

Issued upon stock options exercise (note 7 (b) (i))	128,222	334

Issued upon broker warrants exercise	171,590	552

Balance, September 30, 2020	60,448,472	$535,036

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended September 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

7.	Shareholders’ equity (continued):

(a)	Share capital (continued):

“At-the-market” sales agreement

On December 23, 2020, the Company entered into an “at-the-market” (ATM) sales agreement (the “Sales Agreement”) with Jefferies LLC ("Jefferies") pursuant to which the Company may from time to time sell through at-the-market distributions with Jefferies acting as sales agent (the “Agent”) its common shares for aggregate gross proceeds of up to $50,000, including sales made directly on the Nasdaq or on any other existing trading market for the common shares in the United States. No common shares will be offered or sold in Canada. The common shares would be issued at market prices prevailing at the time of the sale and, as a result, prices may vary between purchasers and during the period of distribution. The ATM has a 2-year term and requires the Company to pay to the Agent a commission of up to 3.0% of the gross proceeds of any common shares sold. Subject to the terms and conditions of the Sales Agreement, the Agent will use its commercially reasonable efforts to sell the common shares from time to time, based upon the Company’s instructions. The Company has no obligation to sell any of the common shares and may at any time suspend sales under the Sales Agreement. The Company and the Agent may terminate the Sales Agreement in accordance with its terms. Under the terms of the Sales Agreement, the Company has provided the Agent with customary indemnification rights.

During the nine-month period ended September 30, 2021, no common shares were sold under the ATM program. As at September 30, 2021, total costs incurred to register the Sales Agreement, amounting to $388 (December 31, 2020 - $380), are recorded as deferred financing costs and classified as prepaids and other assets in the consolidated statement of financial position. Under an ATM program, proportional costs for commission, legal and costs related to common shares sold are reclassified from deferred financing costs to deficit upon share issuance.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended September 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

7.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements:

(i)	Stock option plan:

Changes in outstanding stock options issued under the stock option plan for the nine-month periods ended September 30, 2021 and 2020 were as follows:

	Number	Weighted average exercise price (1)
Balance, December 31, 2020	6,288,166	$3.88
Granted (2), (3), (4), (5)	1,528,000	$4.31
Forfeited	(152,167)	$5.88
Balance, September 30, 2021	7,663,999	$3.85

	Number	Weighted average exercise price (1)
Balance, December 31, 2019	4,726,943	$2.16
Granted (6), (7), (8)	1,160,000	$9.91
Exercised	(128,222)	$1.44
Forfeited	(88,055)	$4.87
Balance, September 30, 2020	5,670,666	$3.72

(1)	USD equivalent of stock options granted in CAD is presented at the closing rate of the corresponding period.
(2)	1,408,000 stock options were granted on February 25, 2021, having an exercise price of $4.36; 1,171,000 stock options granted to key management personnel and 237,000 granted to other employees.
(3)	50,000 stock options were granted to key management personnel on March 30, 2021, having an exercise price of $3.83.
(4)	50,000 stock options were granted to other employees on May 10, 2021, having an exercise price of $3.92.
(5)	20,000 stock options were granted to other employees on August 11, 2021, having an exercise price of $3.10.
(6)	1,010,000 stock options were granted on April 1, 2020, having an exercise price of $10.44 (CAD $13.91); 750,000 stock options granted to key management personnel and 260,000 granted to other employees.
(7)	65,000 stock options were granted to other employees on May 14, 2020, having an exercise price of $11.05 (CAD $14.72).
(8)	85,000 stock options were granted to other employees on August 12, 2020, having an exercise price of $2.69 (CAD $3.58).

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended September 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

7.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(i)	Stock option plan (continued):

The following table summarizes information about stock options outstanding and exercisable as at September 30, 2021:

	Options outstanding		Options exercisable
		Weighted
		average years
Exercise price/share	Number	To expiration	Number
Stock options granted in USD
$3.10	20,000	9.9	—
$3.83	50,000	9.5	—
$3.92	50,000	9.6	—
$4.36	1,387,000	9.4	—

Stock options granted in CAD (1)
$0.85 (CAD $1.08)	719,445	5.6	575,834
$0.99 (CAD $1.26)	1,127,779	6.4	670,001
$1.19 (CAD $1.51)	41,667	6.1	25,000
$1.42 (CAD $1.80)	1,077,777	0.9	1,077,777
$1.62 (CAD $2.05)	41,667	6.8	25,000
$2.48 (CAD $3.14)	185,000	9.1	—
$2.82 (CAD $3.58)	30,000	8.9	6,000
$2.98 (CAD $3.78)	5,667	0.9	5,667
$3.18 (CAD $4.03)	28,611	4.4	28,611
$3.25 (CAD $4.12)	421,000	9.2	—
$3.44 (CAD $4.36)	974,998	7.4	386,666
$6.62 (CAD $8.39)	512,222	8.1	102,444
$9.00 (CAD $11.41)	4,166	7.9	4,166
$10.97 (CAD $13.91)	922,000	8.5	194,000
$11.61 (CAD $14.72)	65,000	8.6	13,000
	7,663,999	6.9	3,114,166

(1)	USD equivalent of stock options granted in CAD is presented at the closing rate.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended September 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

7.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(i)	Stock option plan (continued):

Stock-based compensation

For the three and nine-month periods ended September 30, 2021, the Company recorded a stock-based compensation expense related to the stock option plan (excluding compensation under the DSU plans) in the amount of $1,426 and $4,867, respectively in the condensed consolidated interim statement of loss and other comprehensive loss; from these amounts, $568 and $1,767, respectively, is presented in Research and development expenses and $858 and $3,100, respectively, is presented in General and administrative expenses ($1,432 and $3,377 for the corresponding periods of the previous year, $570 and $1,432 respectively presented in Research and development and $862 and $1,945 respectively presented in General and administrative expenses).

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes pricing model. Expected volatility is estimated by considering historic average share price volatility for a period commensurate with the expected life. The weighted average assumptions for stock options granted during the nine-month periods ended September 30, 2021 and 2020 were as follows:

	2021	2020 (1)
Weighted average fair value of stock options at grant date	$3.34	$7.46 (CAD $10.56)
Weighted average share price	$4.31	$9.32 (CAD $13.20)
Weighted average exercise price	$4.31	$9.32 (CAD $13.20)
Risk-free interest rate	0.95%	0.56%
Expected volatility	112%	100%
Expected life in years	7	7
Expected dividend yield	Nil	Nil

(1)     USD equivalent is presented at the historical rate.

Dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended September 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

7.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(ii)	Deferred share unit (“DSU”) plan:

Changes in the number of units outstanding for the nine-month periods ended September 30, 2021 and 2020 were as follows:

Number of units	2021	2020
Balance, beginning of period	253,028	234,633
Units granted (1)	71,317	18,395
Balance, end of period	324,345	253,028
Balance of DSU liability, included in Trade and other payables (2)	$1,977	$577

(1) All DSUs were granted to key management personnel.

(2) Balance of DSU liability as at December 31, 2020 amounted to $761.

The stock-based compensation net expense related to DSU plan recorded in the condensed consolidated interim statement of loss and other comprehensive loss for the three and nine-month periods ended September 30, 2021 amounted to $1,061 and $1,118, respectively, and is presented in General and administrative expenses (net recovery of $(2,014) and $(1,194) for the corresponding periods of the previous year, presented in General and administrative expenses). During the nine-month period ended September 30, 2021, the Company granted 71,317 DSUs having a fair value per unit of $3.65 (CAD $4.63) (18,395 DSUs having an average fair value per unit of $10.89 (CAD $14.51) granted during the nine-month period ended September 30, 2020).

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended September 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

8.	Net finance (costs) income:

Finance income and Finance costs for three and nine-month periods ended September 30, 2021 and 2020 were attributed as follows:

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2021	2020	2021	2020

Interest income	$47	$250	$181	$949
Foreign exchange gain	—	297	190	—
Finance income	47	547	371	949
Interest expense on lease liability (note 5)	(7)	(1)	(23)	(8)
Interest and bank charges	(3)	(6)	(21)	(16)
Foreign exchange loss	(47)	—	—	(337)
Finance costs	(57)	(7)	(44)	(361)
Net finance (costs) income	$(10)	$540	$327	$588

9.	Loss per share:

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2021	2020	2021	2020

Basic and diluted weighted average number
of common shares outstanding	78,337,361	60,446,443	78,337,361	56,858,543
Basic and diluted loss per share	$(0.29)	$(0.09)	$(0.72)	$(0.43)

Excluded from the calculation of the diluted loss per share for the three and nine-month periods ended September 30, 2021 and 2020 is the impact of all stock options granted under the stock option plan, as they would be anti-dilutive.

Stock options granted under the stock option plan could potentially be dilutive in the future.

10.	Commitments and contingencies:

(a)	Contracts in the normal course of business:

The Company enters into contracts in the normal course of business, including for research and development activities, consulting and other services.

As at September 30, 2021, the Company has commitments for expenditures related to contracts for research and development activities of approximately $14,730 (approximately $36,659 as at December 31, 2020), of which $5,052 is expected to be payable in 2021, $8,578 in 2022 and $1,100 in 2023.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended September 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

10.	Commitments and contingencies (continued):

(b)	Contingencies:

On March 16, 2021, a Company stockholder, Carl D. Cachia (“plaintiff”), filed a complaint against the Company and certain of its executive officers alleging claims under provisions of the Securities Exchange Act of 1934 (“Exchange Act”). On September 17, 2021, plaintiff filed an amended class action complaint, individually and on behalf of all persons who purchased or otherwise acquired Company securities between September 5, 2019 and July 6, 2020, against the Company, certain of its executive officers, the principal investigator of the Company’s Phase 2a RELIEF trial, and the underwriters of the Company’s initial public offering in September 2019. The amended class action complaint alleges claims under the Exchange Act and the Securities Act of 1933 relating to disclosures concerning the Company’s Phase 2a RELIEF trial, and seeks compensatory damages, pre-judgment and post-judgment interest, as well as attorneys’ fees, expert fees, and any other reasonable costs and expenses. The defendants’ motions to dismiss the amended complaint are currently due to be filed on or before November 16, 2021.

No provision has been made in the financial statements for the resolution of the above matter. Resolution of this matter could have an effect on the Company’s financial statements in the period that a determination is made, however, in management’s opinion, given the early stage of this litigation, the final resolution of this matter is not currently projected to have a material adverse effect on the Company’s financial position.

11.	Related party transactions:

(a)	There is no single ultimate controlling party.

(b)	Dr. Francesco Bellini, Chairman of the Board of Directors, provides ongoing advisory services to the Company under the terms of a consulting and services agreement between the Company and Picchio International, wholly-owned by Dr. Francesco Bellini and his spouse. The agreement has a one-year term and shall renew for successive one-year terms. The Company recorded fees and expenses of $76 and $228 (CAD $96 and $286) and $71 and $212 (CAD $96 and $286) under the consulting and services agreement for the three and nine-month periods ended September 30, 2021 and 2020, respectively.

(c)	Key management personnel:

The Chief Executive Officer, Chief Financial Officer, Chief Medical Officer, Chief Scientific Officer, Senior Vice Presidents and Directors of BELLUS Health are considered key management personnel of the Company.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended September 30, 2021 and 2020

(in thousands of United States dollars, except per share data, unless otherwise noted)

11.	Related party transactions (continued):

(c)	Key management personnel (continued):

The aggregate compensation for the three and nine-month periods ended September 30, 2021 and 2020 to key management personnel of the Company is set out below:

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2021	2020	2021	2020
Short term benefits	$709	$559	$2,184	$1,622
DSU plan expense (recovery)	1,061	(2,014)	1,118	(1,194)
Stock option plan expense	1,236	1,096	3,837	2,680

	$3,006	$(359)	$7,139	$3,108

12.	Financial instruments:

Carrying values and fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and may not be determined with precision. A three-tier fair value hierarchy prioritizes the inputs used in measuring fair value.

There was no financial asset or liability fair valued on a recurring basis as at September 30, 2021 and December 31, 2020.

For its financial assets and liabilities measured at amortized cost as at September 30, 2021, the Company has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value because of the relatively short periods to maturity of these instruments.